SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




Durango, Durango, Mexico - Corporacion Durango, S.A. de C.V. (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for its second fiscal quarter. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of June 30,2006 converted into U.S. dollars using the exchange rate at the end of each period.


INDUSTRY BUSINESS ENVIRONMENT  2006

Current market conditions are improving in the industry and most analysts are optimistic about the outlook for the business. However, as expected, year-over-year results were negatively impacted by higher costs, especially energy and freight,and lower containerboard and corrugated container prices. As a result, the industry was unable to recover its 2Q'05 and 1H'05 earnings level.

DURANGO'S BUSINESS ENVIRONMENT  2Q'2006

In spite of an uncertain electoral-political year in Mexico, stagnant demand, lower price, strong currency, and higher raw material and energy costs, Durango's focused initiatives allowed it to outperform the industry.
The Company's results for 2Q'06 and 1H'06 were better than those of similar periods in 2005.

COMPANY HIGHLIGHTS 2Q'2006

 Financial and operating fundamentals of Company continued strengthening in 2Q'06;

 Right market strategies and productivity gains resulted in increases in shipments of 11% QoQ and 10% YoY. Net sales grew 10% QoQ and 7% YoY;

 Right operative strategies along the productive chain allowed the Company to reduce its unit production cost by 4%;

 Durango's EBITDA grew by 30% QoQ, from US$21.5 million in 2Q'05 to US$28 million in 2Q'06;

 Durango's EBITDA grew by 14% YoY from US$44.1 million in 1H'05 to US$50.2 million in 1H'06;

 Durango's EBITDA margin in 2Q'06 was 13%, one of the best in our industry sector, reflecting its improved operational fundamentals;

 Durango believes that its operating results again outperformed the industry average in 2Q'06;

 In its first quarter operation into Durango, Tizayuca's results exceeded company's expectations

 In 2Q'06, Durango successfully continued its relentless working capital and expenditure discipline programs;

 Consistent with its announced plans to reduce debt by US$100 million in 2006, at the end of 2Q'06 Durango made debt payments of US$75.9 million.


DURANGO'S PERFORMANCE

Item 				    2Q06	2Q05	%	Ac06	Ac05	%
Total Shipments ('000 Short Tons)  390.2	350.9	11%	733.9	668.3	10%
Pricing (US$/Short Ton)		   550		556	-1%	549	564	-3%
Net Sales (US$ Million)		   214.8	195.1	10%	403.2	377.1	 7%
Unit Cost (US$/Short Ton)	   467		486	-4%	470	491	-4%
EBITDA (US$ Million)		    28.0	 21.5	30%	 50.2	 44.1	14%
EBITDA Margin		 	    13%		 11%	 2%	 12%	 12%	 1%

SHIPMENTS

The Company's total shipments increased by 11% in 2Q06 compared with 2Q05, and increased by 10% on an accumulated basis for the six-month period.

Shipments (000 Short Tons)	2Q06	2Q05	%	Ac06	Ac05	%
Paper				197.4	169.5	16%	366.6	318.8	15%
Packaging			190.4	179.2	 6%	362.3	345.1	 5%
Other				  2.4	  2.3	 3%	  5.1	  4.5	13%
Total				390.2	350.9	11%	733.9	668.3	10%


PRICE

Durango's average sales price per short ton decreased by 1% to US$550 in 2Q06 from US$556 in 2Q05. On an accumulated basis, the average sales price per short ton decreased by 3% to US$549 in the second half of 2006 from US$564 in the second half of 2005.

Prices (US$/Short Ton)	2Q06	2Q05	%	Ac06	Ac05	%
Paper			508	516	-1%	503	535	-6%
Packaging		588	589	 0%	590	587	 0%
Other			986	926	 6%	984	896	10%
Mix Price(US$/Short Ton)550	556	-1%	549	564	-3%


NET SALES

Total net sales increased by 10% to US$214.8 million in 2Q06 from US$195.1 million in 2Q05. On an accumulated basis, net sales increased by 7% to US$403.2 million for the six months ended on June 30, 2006 from US$377.1 million for the six months ended on as of June 30, 2005.

Net Sales (US$ Million) 2Q06	2Q05	%	Ac06	Ac05	%
Paper			100.3	 87.5	15%	184.4	170.4	 8%
Packaging		112.1	105.5	 6%	213.8	202.6	 5%
Other			  2.4	  2.1	10%	  5.0	  4.0	24%
Total			214.8	195.1	10%	403.2	377.1	 7%


PRODUCTION COST

Unit production cost decreased by 4% in 2Q06 compared to 2Q05. On an accumulated basis, the unit production cost decreased by 4% to US$470 as of June 30, 2006 from US$491 as of June 30, 2005.

Unit Cost (US$/Short Ton) 2Q06	2Q05	%	Ac06	Ac05	%
Total			  467	486	-4%	470	491	-4%


EBITDA

EBITDA increased by 30% in 2Q'06 compared to 2Q'05, an outstanding achievement under the current tough cost environment.

EBITDA (US$ Million)	2Q06	Margin	2Q05	Margin	%
Paper			15.1	15%	 9.1	10%	67%
Packaging		12.2	11%	11.9	11%	 3%
Other			 0.6	27%	 0.6	29%	 2%
Total			28.0	13%	21.5	11%	30%


EBITDA increased by 14% in 2H'06 compared to 2H'05.

EBITDA (US$ Million)	Ac06	Margin	Ac05	Margin	%
Paper			26.1	14%	20.8	12%	26%
Packaging		23.1	11%	22.3	11%	 3%
Other			 1.0	21%	 1.0	25%	 2%
Total			50.2	12%	44.1	12%	14%


EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries: a) operating income for such period;
b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization,
iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid or payable, and vi) non-cash charges incurred in connection with pension plans; and
c) the aggregate amount of interest income accrued during such period.

DEBT REDUCTION PROGRAM

The Company plans to reduce its outstanding debt by US$100.0 Million during 2006. This would represent US$75.0 million above its scheduled debt payments for this year. As of the second quarter of 2006, the Company has already repaid US$75.9 Million. This marks an important milestone in Durango's ongoing strategic objective to continue building stronger financial fundamentals.

CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango's Chairman and CEO, said ...

"We remain optimistic about the Company's new operating and financial fundamentals. We are building to capture market opportunities from the industry cycle and the Mexican economy recovery as they occur. All of this should allow the Company to move towards our ultimate goal to further strengthen our capital structure, on our way to becoming a world class company"... concluded Rincon.

CONFERENCE CALL

You are cordially invited to our Company's Second Quarter 2006 Conference Call, which will be held on Thursday, July 27, 2006 - 1:00 p.m. (EST)
// 12:00 p.m. (Mexico - Durango). Investors may participate in the live Conference Call by dialing (800) 322-5044 (US Participants) or
(617) 614-4927 (International Participants) with 32327322 as Passcode. Please dial in at least 10 minutes prior to the start of the call.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES                                                                  11.2723
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND JUNE 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Jun 30,     Jun 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    712,949$    460,689      40,869
  Accounts receivable, net .........................   1,725,825   1,968,245     174,609
  Taxes recoverable and other assets ...............      46,464      18,701       1,659
  Inventories, net .................................   1,213,467   1,242,980     110,269
  Prepaid expenses .................................      15,757      25,788       2,288
            Total current assets ...................   3,714,462   3,716,403     329,693
PROPERTY, PLANT AND EQUIPMENT, net .................  11,044,451  11,571,832   1,026,572
OTHER ASSETS, net ..................................     262,079     261,020      23,156
            Total  assets ..........................$ 15,020,992$ 15,549,255   1,379,422

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     262,825     189,766      16,835
  Interest payable .................................      14,325       8,034         713
  Trade accounts payable ...........................     856,959   1,033,702      91,703
  Notes payable ....................................      49,478      41,344       3,668
  Accrued liabilities ..............................     484,038     727,292      64,520
  Employee profit-sharing ..........................       1,007         780          69
            Total  current liabilities .............   1,668,632   2,000,918     177,508
LONG-TERM DEBT .....................................   6,552,790   6,156,663     546,176
LONG-TERM NOTES PAYABLE ............................      66,675      44,333       3,933
DEFERRED TAXES......................................   1,623,469   1,724,075     152,948
LIABILITY FOR EMPLOYEE BENEFITS.....................     309,900     307,767      27,303
            Total long term liabilities ............   8,552,834   8,232,838     730,360
            Total  liabilities .....................  10,221,466  10,233,756     907,868
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,740,859   4,913,319     435,875
  Minority interest ................................      58,667     402,180      35,679
            Total stockholders' equity .............   4,799,526   5,315,499     471,554
            Total liabilities and stockholders' equi$ 15,020,992$ 15,549,255   1,379,422

               Exchange rate: $ 11.2723

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Jun   Acum. Jun
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    164,941$   -222,145     -19,707
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     429,222     201,405      17,867
       Loss (Gain) on sale of property, plant and equipment ....      -1,707          33           3
       Impairment of long-lived assets .........................    -114,542           0           0
       Deferred income taxes ...................................     242,816     -20,480      -1,817
       Other....................................................     -26,276      22,609       2,006
       Total items which do not require cash....................     529,513     203,567      18,059
  Net resources generated from income ..........................     694,454     -18,578      -1,648
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -90,579     -29,513      -2,618
    Decrease (Increase) in current assets ......................      92,781      17,732       1,573
    Decrease (increase) in account receivables, net ............      20,166    -242,420     -21,506
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -148,946     405,345      35,959
  Resources generated by continued operating  ..................     567,876     132,566      11,760
  Assets and liabilities discontinued ..........................    -419,183           0           0
  Resources generated by operating activities ..................     148,693     132,566      11,760
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -3,840,367    -479,501     -42,538
       Increase (Decrease) in capital ..........................     292,617           0           0
       Gain on shares sales ....................................   2,993,053           0           0
  Net resources generated from financing activities ............    -554,697    -479,501     -42,538
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     -62,347    -210,007     -18,630
       Profit on sale of discontinued operations................     336,567         807          72
       Acquisition of shares ...................................     -54,353           0           0
       Increase in minority interest ...........................           0     314,327      27,885
       Increase in deferred assets .............................      28,388     -10,452        -927
  Net resources applied to investing activities ................     248,255      94,675       8,399
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -157,749    -252,260     -22,379
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     870,698     712,949      63,248
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    712,949$    460,689US    40,869


* The exchange rate of 11.2723 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 2,189,519$  2,420,952         11%     195,055     214,770         10%
COST OF SALES ...........................  1,916,150   2,054,128          7%     170,660     182,228          7%
     Gross profit........................    273,369     366,824         34%      24,395      32,542         33%

     Selling and Administrative expenses     162,140     170,518          5%      14,447      15,127          5%
     Operating income ...................    111,229     196,306         76%       9,948      17,415         75%
FINANCIAL EXPENSE:
Interest expense ........................    142,170     148,266          4%      12,771      13,153          3%
Interest income .........................     -2,619      -3,948         51%        -233        -350         50%
Exchange (gain) loss, net ...............   -272,605     246,978     N/A         -24,520      21,910     N/A
Gain on monetary position ...............    -11,111      17,965     N/A            -959       1,594     N/A
  Total financial expense ...............   -144,165     409,261     N/A         -12,941      36,307     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -73,201      74,643     N/A          -6,544       6,622     N/A
  Total other income (expense) ..........    -73,201      74,643     N/A          -6,544       6,622     N/A
  Income (loss) before income and asset t    182,193    -138,312     N/A          16,345     -12,270     N/A
Provisions for income and asset taxes ...     12,891      23,106         79%       1,126       2,050         82%
Provision for deferred income taxes .....    169,217     -45,212     N/A          15,217      -4,011     N/A
  Net income after taxes ................         85    -116,206     N/A               2     -10,309     N/A
Discontinued operations .................    -31,178           0       -100%      -2,804           0       -100%
Net income before minority interest......$    31,263$   -116,206     N/A           2,806     -10,309     N/A
  Minority interest......................     -2,582       9,788     N/A            -233         868     N/A
  Majority net income....................$    33,845$   -125,994     N/A           3,039     -11,177     N/A

  Operating income ......................    111,229     196,306         76%       9,948      17,415         75%
  Depreciation & amortization ...........    107,626     100,177         -7%       9,605       8,887         -7%
  Interest income .......................      2,619       3,948         51%         233         350         50%
  Employee retirement obligations .......     15,397      11,909        -23%       1,385       1,056        -24%
  Allowance for doubtful accounts .......      4,182       2,983        -29%         376         265        -30%
  EBITDA ................................    241,053     315,323         31%      21,547      27,973         30%


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 4,302,253$  4,489,288          4%     377,094     403,172          7%
COST OF SALES ...........................  3,743,843   3,838,256          3%     328,128     344,711          5%
     Gross profit........................    558,410     651,032         17%      48,966      58,461         19%

     Selling and Administrative expenses     315,453     328,281          4%      27,671      29,528          7%
     Operating income ...................    242,957     322,751         33%      21,295      28,933         36%
FINANCIAL EXPENSE:
Interest expense ........................    294,710     296,763          1%      25,987      26,804          3%
Interest income .........................    -17,276     -12,255        -29%      -1,503      -1,111        -26%
Exchange (gain) loss, net ...............   -246,329     408,225     N/A         -22,242      36,745     N/A
Gain on monetary position ...............    -67,042     -35,115        -48%      -5,832      -3,315        -43%
  Total financial expense ...............    -35,937     657,618     N/A          -3,590      59,123     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -135,783     128,003     N/A         -11,960      11,540     N/A
  Total other income (expense) ..........   -135,783     128,003     N/A         -11,960      11,540     N/A
  Income (loss) before income and asset t    143,111    -206,864     N/A          12,925     -18,650     N/A
Provisions for income and asset taxes ...     23,491      35,761         52%       2,021       3,171         57%
Provision for deferred income taxes .....    246,290     -20,480     N/A          21,914      -1,736     N/A
  Net income after taxes ................   -126,670    -222,145         75%     -11,010     -20,085         82%
Discontinued operations .................    -43,499           0       -100%      -3,872           0       -100%
Net income before minority interest......$   -83,171$   -222,145        167%      -7,138     -20,085        181%
  Minority interest......................    -44,043      14,110     N/A          -3,827       1,265     N/A
  Majority net income....................$   -39,128$   -236,255        504%      -3,311     -21,350        545%

  Operating income ......................    242,957     322,751         33%      21,295      28,933         36%
  Depreciation & amortization ...........    215,703     196,179         -9%      18,932      17,646         -7%
  Interest income .......................     17,276      12,255        -29%       1,503       1,111        -26%
  Employee retirement obligations .......     17,808      22,609         27%       1,594       2,040         28%
  Allowance for doubtful accounts .......      8,990       5,545        -38%         793         499        -37%
  EBITDA ................................    502,734     559,339         11%      44,117      50,229         14%


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 26, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer